
SULTAN

SULTAN MINERALS INC.
1400 – 570 Granville Street
Vancouver, BC Canada V6C 3P1
Tel: (604) 687-4622 Fax: (604) 687-4212
Toll free: 1-888-267-1400
Email: info@sultanminerals.com

SUL-TSX VENTURE




10015013

August 7, 2009

VIA FEDERAL EXPRESS

United States Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, N.E.
Washington, D.C. U.S.A. 20549

SUPPL

Dear Sirs/Mesdames:

Re: **Sultan Minerals Inc.** (the "Company")
Rule 12(g)3-2(b) Exemptions – File #82-4741
Under the United States Securities Exchange Act of 1934

Please find enclosed for 12(g) Exemption status the documents required to be filed with the British Columbia Securities Commission and the TSX Venture Exchange. Please note that the Company is a foreign issuer and its securities are neither traded in the United States nor quoted on NASDAQ.

We trust that the information included in this package is complete. However, should you have any questions regarding the foregoing, please do not hesitate to contact the writer.

Sincerely,

Shannon Ross

Shannon Ross
Corporate Secretary
for **SULTAN MINERALS INC.**

Enclosure

dlw 1/5

Sultan Minerals Inc.
12(g)3-2(b) Exemption Application
Schedule "A"

PART I – Documents *Required to be Made Public* pursuant to the laws of the Province of British Columbia and the TSX Venture Exchange in connection with:

News Releases

1. Material Change Report – dated July 2, 2009;

Form 51-102F3
Material Change Report

Item 1 **Name and Address of Company**

Sultan Minerals Inc.
1400 - 570 Granville Street
Vancouver, BC V6C 3P1

Item 2. **Date of Material Change**

June 30, 2009.

Item 3. **News Release**

The press release was issued on June 30, 2009, via wire service.

Item 4. **Summary of Material Change**

See attached press release.

Item 5. **Full Description of Material Change**

See attached press release.

Item 6. **Reliance on subsection 7.1(2) of NI 51-102**

N/A

Item 7. **Omitted Information**

N/A

Item 8. **Executive Officers**

The following executive officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the telephone number listed below:

Shannon M. Ross
Corporate Secretary & CFO
Telephone: (604) 687-4622

Item 9. **Date of Report**

July 2, 2009.

SULTAN MINERALS INC.

Suite 1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
www.sultanminerals.com

June 30, 2009

TSX Venture Exchange Symbol: **SUL**
SEC 12g3-2(b): **82-4741**
Frankfurt Stock Exchange: **RZN**

SULTAN MINERALS COMPLETES BROKERED PRIVATE PLACEMENT

June 30, 2009, Vancouver, BC - Sultan Minerals Inc. (**SUL** – TSX Venture) ("Sultan" or the "Company") is pleased to announce that it has completed its previously announced brokered private placement, through Northern Securities Inc. ("Northern" or the "Agent"), of 20,000,000 units (the "Units") at a price of $0.03 per Unit, for gross proceeds of $600,000 (the "Offering").

Each Unit is comprised of one (1) common share (the "Common Share") in the capital of Sultan and two-thirds (2/3) of one non-transferable share purchase warrant (the "Warrant"). Each whole Warrant is exercisable into one Common Share for a period of 60 months from the date of issue at an exercise price of $0.06 per share until June 30, 2010, and $0.12 per share thereafter until June 30, 2014, unless the expiry date is accelerated in accordance with the terms of the Warrants.

At closing of the Offering Northern received a Work Fee of 2% and a Commission of 10% of the gross proceeds of the Offering in connection with the Units sold by the Agent. One-half of each of the Work Fee and the Commission was payable in Units. The remaining portion of the Work Fee and the Commission was payable in cash or Units or any combination thereof at the discretion of the Agent. The Agent elected to receive $17,647.20 plus 910,160 Units as their Commission, and $4,495.20 and 149,840 Units as their Work Fee.

In addition, the Company issued to the Agent, at the closing of the Offering, 2,247,600 Agent's Options equal to 15% of the number of Units sold by the Agent pursuant to the Offering. Each Agent's Option is exercisable into one Agent's Unit at an issue price of $0.05 per Agent's Unit at any time prior to June 30, 2014. Each Agent's Unit has the same remaining terms as the Units issued pursuant to this Offering, including the accelerated expiry. **Subscriptions received from insiders, employees or affiliates of the Company were not subject to Work Fees or Commissions**.

All Units, Common Shares, Warrants, Agent's Options and any shares and/or warrants issuable upon the exercise thereof are subject to a hold period and may not be traded before October 31, 2009. Net proceeds from the Offering will be used for general working capital.

For further information on Sultan's projects, visit www.sultanminerals.com.

Arthur G. Troup,

President and CEO

For further information, please contact:

Marc Lee, Investor & Corporate Communications
Tel: (604) 687-4622 Fax: (604) 687-4212 Toll Free: 1-888-267-1400
Email: mlee@sultanminerals.com or info@sultanminerals.com